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[VISTA GOLD CORP. LOGO]  7961 SHAFFER PARKWAY
                         SUITE 5
                         LITTLETON, COLORADO 80127
                         TELEPHONE (720) 981-1185
                         FAX (720) 981-1186


                                            Trading Symbol: VGZ
                                            Toronto and American Stock Exchanges




____________________________________________NEWS  ______________________________


                 VISTA GOLD CORP. ANNOUNCES SALE OF HAUL TRUCKS

LITTLETON, COLORADO, FEBRUARY 1, 2001 - Vista Gold Corp. is pleased to announce the sale of four haul trucks from the Hycroft mine and the retirement of the only significant company debt, which was an equipment loan from Finova, Inc. The gross realized price for the transaction was $1.79 million, and after dismantling costs for one of the trucks and the repayment of the Finova loan, the Company will net approximately $1.1 million. This sale is in accordance with our strategy of maintaining our core asset, the Hycroft mine in Nevada, without diluting the holdings of our existing shareholders through private placement to raise corporate operating funds.

Hycroft continues to produce gold from the rinsing of the existing heaps at the rate of 18-20 ounces per day. Production for the year 2000 exceeded 13,000 ounces of gold with a direct cash cost of $167 per ounce.

"The sale of our haul trucks allows us to continue to seek strategic partnerships without being unduly pressured by a lack of funds," said Jock McGregor, President and CEO. "We believe that we are well positioned to take advantage of any significant improvement in gold prices by resuming production at the Brimstone pit, once funding becomes available." Hycroft's Brimstone pit contains over 600,000 ounces of gold in the proven, probable and mineral resource categories and further work completed on the exploration potential at Hycroft has identified a number of exciting targets for further exploration.

Vista Gold Corp. is an international gold mining, development and exploration company based in Littleton, Colorado. Its holdings include the Hycroft mine in Nevada, a development project in Bolivia, and exploration projects in North and South America.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K.

For further information, please contact Investor Relations at (720) 981-1185.